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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                               MULCAHY, MICHAEL J.
--------------------------------------------------------------------------------
   (Last)                           (First)                        (Middle)

                                C/O GEHL COMPANY
                                143 WATER STREET
--------------------------------------------------------------------------------
                                    (Street)

                              WEST BEND, WI 53095
--------------------------------------------------------------------------------
   (City)                           (State)                        (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                                  GEHL COMPANY
                                      GEHL
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

                                    10/28/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

                          VICE PRESIDENT AND SECRETARY
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________


====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                 10/28/02                 M              7,500        A    $7.312    See below         D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                 10/28/02                 F                712        D    $9.939    See below         D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                 10/28/02                 F              5,517        D    $9.94       11,662          D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                                                                     2,164.6960        I      BY 401(K)
                                                                                                                            PLAN
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not                                           (Over)
required to respond unless the form displays a currently valid OMB control number.                                   SEC 1474 (9-02)

FORM 4 (continued)        Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
             2.                                                                                           ative     of
             Conver-                           5.                               7.                        Secur-    Deriv-   11.
             sion                              Number of                        Title and Amount          ities     ative    Nature
             or               3A.              Derivative    6.                 of Underlying     8.      Benefi-   Secur-   of
             Exer-            Deemed   4.      Securities    Date               Securities        Price   cially    ity:     In-
             cise    3.       Execu-   Trans-  Acquired (A)  Exercisable and    (Instr. 3 and 4)  of      Owned     Direct   direct
             Price   Trans-   tion     action  or Disposed   Expiration Date    ----------------  Deriv-  Following (D) or   Bene-
1.           of      action   Date,    Code    of(D)         (Month/Day/Year)             Amount  ative   Reported  In-      ficial
Title of     Deriv-  Date     if any   (Instr  (Instr. 3,    -----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   (Month/  (Month/  8)      4 and 5)      Date     Expira-             Number  ity     action(s) (I)      ship
Security     Secur-  Day/     Day/     ------  ------------  Exer-    tion                of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    Code V   (A)   (D)    cisable  Date      Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS      $7.312  10/28/02          M              7,500     (2)   12/14/02  COMMON     7,500   (1)          0     D
(RIGHTS TO                                                   12/14/98           STOCK
BUY)(1)
GRANT DATE:
12/15/95
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS      $9.375                                             (2)   12/19/06  COMMON     5,000   (1)      5,000     D
(RIGHTS TO                                                   12/19/99           STOCK
BUY)(1)
GRANT DATE:
12/20/96
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS      $21.25                                             (2)   12/18/07  COMMON     2,000   (1)      2,000     D
(RIGHTS TO                                                   12/18/00           STOCK
BUY)(1)
GRANT DATE:
12/19/97
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS      $14.00                                             (2)   12/17/08  COMMON     5,000   (1)      5,000     D
(RIGHTS TO                                                   12/17/01           STOCK
BUY)(1)
GRANT DATE:
12/18/98
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS      $17.75                                             (3)   12/16/09  COMMON     5,000   (1)      5,000     D
(RIGHTS TO                                                                      STOCK
BUY)(1)
GRANT DATE:
12/17/99
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS     $12.125                                             (3)   12/14/10  COMMON    10,000   (1)     10,000     D
(RIGHTS TO                                                                      STOCK
BUY)(1)
GRANT DATE:
12/15/00
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS      $14.90                                             (3)   12/13/11  COMMON     2,500   (1)      2,500     D
(RIGHTS TO                                                                      STOCK
BUY)(1)
GRANT DATE:
12/14/01
====================================================================================================================================
Explanation of Responses:
(1)  These options were granted on the transaction date indicated above to the reporting person under the Gehl Company 1987 Stock
     Option Plan, the Gehl Company 1995 Stock Option Plan or the Gehl Company 2000 Equity Incentive Plan.
(2)  These options were subject to a three-year period following the date of grant during which such options vested and became exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The date above reflects the date on which the options became fully vested.
(3)  These options are subject to a three-year period following the date of grant during which such options vest and become exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The options are subject to immediate vesting following the occurrence of certain events.

**    Intentional misstatements or omissions of facts constitute Federal                /s/ Michael J. Mulcahy              10/30/02
      Criminal Violations.                                                              --------------------------------    --------
                                                                                        ** Signature of Reporting Person      Date
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                         By Michael J. Mulcahy
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this
form are not required to respond unless the form displays a currently valid OMB Number.                                       Page 2